PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration Number 333-117315

ROCKFORD CORPORATION

$12,500,000 of 4.5% Convertible Senior Subordinated Secured Notes Due 2009
Warrants to Purchase 649,810 Shares of Common Stock
3,163,397 Shares of Common Stock Issuable upon Conversion of the Notes and Cash Exercise of the
Warrants

     This prospectus relates to $12,500,000 aggregate principal amount of 4.5% Convertible Senior Subordinated Secured Notes due 2009 of Rockford Corporation and warrants to purchase 649,810 shares of common stock of Rockford Corporation that may be offered and sold from time to time by certain holders, referred to in this prospectus as the selling holders, of the notes and warrants, as well as 3,163,397 shares of common stock, which represent 105% of the common stock issuable upon conversion of the notes and cash exercise of the warrants.

     We will receive no part of the proceeds from sales made under this prospectus. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. We are paying the expenses incurred in registering the notes, warrants and shares, but all selling and other expenses incurred by the selling holders will be borne by the selling holders.

     We originally issued the notes and warrants as of June 10, 2004, at an issue price of $1,000 per $1,000 principal amount of the notes. For each $1,000 in principal amount of the notes issued, we issued warrants to purchase 47.259 shares of our common stock. Each warrant represents the right to purchase one share of our common stock.

     Our common stock is traded on the Nasdaq National Market under the symbol “ROFO”. On August 23, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $4.50 per share.

     Investing in the notes, warrants and our common stock involves a high degree of risk. Before investing in the notes, warrants or our common stock, we recommend that you carefully read this entire prospectus, including the “Risk Factors” section beginning on page 9, our annual report on Form 10-K for the year ended December 31, 2003, our quarterly reports on Form 10-Q filed during 2004 and the other documents we file with the Securities and Exchange Commission from time to time.

     Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 24, 2004

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling holders are not making an offer to sell, or soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of the date of this prospectus and may change after that date.

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FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, projections, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. These statements may be identified by our use of forward-looking terminology such as “may,” “will,” “anticipates,” “expects,” “projects,” “believes,” “intends,” “should,” or comparable terms or the negative of those terms.

     Our forward-looking statements are subject to numerous risks, uncertainties and assumptions about us. These risks and uncertainties include, but are not limited to, the following:

•	the competitive nature of the audio industry and the effects of competition;

•	our ability to raise and access sufficient capital in the future;

•	changes in consumer preferences, general economic conditions or consumer discretionary spending;

•	the outbreak or continuation of war or other hostilities involving the United States;

•	potential fluctuation in our quarterly operating results due to seasonality and other factors;

•	the continued service of key management personnel;

•	our ability to attract, motivate and retain qualified personnel;

•	the impact of federal, state or local government regulations relating to our business;

•	the impact of any litigation involving us;

•	additional costs associated with compliance with the Sarbanes-Oxley Act and related regulations and requirements;

•	labor shortages or increased labor charges; and

•	our ability to protect our name and logo and other proprietary information.

The forward-looking events we discuss in this prospectus might not occur in light of the risks, uncertainties and assumptions we have identified in this prospectus or other risks we have not identified or anticipated. We caution you not to place undue reliance on our forward-looking statements, which speak only as at the date on which they are made. Our actual results may differ materially from those described in our forward-looking statements. We undertake no obligation and disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements identified in this prospectus and in the other reports and documents incorporated in this prospectus by reference. The risk factors noted throughout this prospectus, particularly in the section titled “Risk Factors,” and other risk factors that we have not anticipated or discussed, could cause our actual results to differ significantly from those anticipated in our forward-looking statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

     This prospectus is part of a registration statement filed with the Securities and Exchange Commission (“SEC”). The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents are incorporated by reference into, and are part of, this prospectus:

•	our current report on Form 8-K, filed on June 15, 2004;

•	our annual report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004;

•	our definitive proxy statement for our 2004 annual meeting of stockholders, filed on April 12, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed on May 17, 2004;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed on August 11, 2004; and

•	All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the notes, warrants and common stock under this prospectus shall also be deemed to be incorporated in this prospectus by reference and will automatically update information in this prospectus.

     Upon written or oral request of any person to whom a prospectus is delivered, including any beneficial owner, we will provide a copy of any or all of the information that we have incorporated by reference in this prospectus but that is not delivered with this prospectus. We will provide this information at no cost to the requester.

     If you would like to request this information, please make your request to Investor Relations Coordinator, Rockford Corporation, 600 South Rockford Drive, Tempe, Arizona 85281, telephone (480) 967-3565.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC relating to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about our securities or about us please refer to the documents listed above that are incorporated in this prospectus by reference. We have filed all of them with the SEC.

     We are subject to the informational requirements of the Exchange Act and are required to file annual and quarterly reports, proxy statements and other information with the SEC. You can inspect and copy reports and other information filed by us with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the SEC. You may also find our SEC reports and other information in the “Investor Relations” section of our Internet site at http://www.rockfordcorp.com. THE INFORMATION CONTAINED ON OUR WEBSITE DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS.

SUMMARY

     The following summary contains basic information about us and this offering. It likely does not contain all the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

Our Company

     Rockford Corporation designs, manufactures and distributes high performance audio systems for the mobile, professional and home theater audio markets. Our mobile audio products are sold primarily in the worldwide mobile audio aftermarket to consumers who want to improve the audio systems in their cars, trucks, boats and airplanes. We market our mobile audio products under the Rockford Fosgate, Lightning Audio, MB Quart, Q-Logic, InstallEdge.com and Omnifi brand names, and sell products that include digital and analog amplifiers, speakers, source units, CD changers, digital media players and accessories. Based on dollar sales in 2003 of all our brands, we rank first in U.S. market share for aftermarket mobile audio amplifiers and second for aftermarket mobile audio speakers.

     We sell home theater products under the NHT, Fosgate Audionics, MB Quart and Omnifi brands. We also sell professional audio products under the MB Quart, NHT and Hafler brands. We acquired the NHT brand as a result of an acquisition during the fourth quarter of 2002. Additionally, during the fourth quarter of 2002, we made an investment in SimpleDevices Inc., which licenses its standards-based SimpleWare and SimpleMedia Services software to consumer electronics, PC and automotive Original Equipment Manufacturers (OEMs). We sell mobile and home products incorporating the SimpleDevices technology under the Omnifi brand name.

     We believe our ability to deliver innovative and technologically advanced products appeals to our consumers’ desires for distinctive, leading-edge products and powerful, high quality sound. We continue to develop new products to capitalize on improvements in digital technology. Our Rockford Fosgate, Lightning Audio, Q-Logic, Omnifi, MB Quart, NHT and Fosgate Audionics products have won numerous consumer and industry awards.

     Our principal corporate office is located at 600 South Rockford Drive, Tempe, Arizona, 85281, and our telephone number is
(480) 967-3565.

The Offering

     This offering is a secondary offering by the selling holders of up to 3,163,397 shares of our common stock and the notes and warrants described below. The selling holders may sell through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any proceeds from the selling holders’ sale of the shares, the notes or the warrants. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     When we refer to “Rockford Corporation,” “we,” “our” or “us” in this section, we refer only to Rockford Corporation, an Arizona corporation, and not its subsidiaries.

Issuer	Rockford Corporation

Securities Offered

Notes	$12,500,000 aggregate principal amount of 4.5% Convertible Senior Subordinated Secured Notes due June 10, 2009, referred to in this prospectus as the notes. We issued the notes under an indenture between us and BNY Western Trust Company, as trustee.

Warrants	Warrants to purchase 649,810 shares of our common stock, referred to in this prospectus as the warrants.

Common Stock	3,163,397 shares of common stock of our company issuable upon conversion of the notes and cash exercise of the warrants (representing 105% of the shares currently issuable upon conversion of all of the notes and cash exercise of all of the warrants).

Notes

Interest	The notes will bear interest at an annual rate of 4.5%. Interest is payable semi-annually on June 15 and December 15, beginning on December 15, 2004.

Maturity Date	June 10, 2009.

Conversion at Holder’s Option	The notes are convertible at the option of the holder at any time prior to maturity into shares of our common stock, initially at a conversion price of $5.29 per share, subject to adjustment upon certain events. If a holder elects to convert its notes prior to June 10, 2007 and within 90 days of a repurchase event (as defined below), we will make an additional payment in cash with respect to the notes converted in an amount equal to $135 per $1,000 principal amount of the notes converted (representing approximately six interest payments), less the amount of any interest we actually paid on the notes converted prior to the conversion date.

Automatic Conversion	All of the notes may be automatically converted, at our option, into shares of our common stock at the then effective conversion price if the closing price of our common stock exceeds 225% of the then effective conversion price for any 15 out of 20 consecutive trading days at any time within three years after the first date of the original issuance of the notes. If we effect the automatic conversion, we will deliver a notice of automatic conversion to the holders at least five days prior to the automatic conversion date. If the automatic conversion date occurs prior to June 10, 2007, we will make an additional payment in cash with respect to the notes in an amount equal to $135 per $1,000 principal amount of the notes converted (representing approximately six interest payments), less the amount of any interest we actually paid on the notes prior to the automatic conversion date.

Optional Redemption	At any time on or after June 10, 2007, we may redeem some or all of the notes at par plus accrued and unpaid interest to, but excluding, the redemption date. If we elect to redeem the notes, we will deliver a notice of redemption to the holders not less than 30 days and not more than 90 days before the redemption date.

Repurchase at Holder’s Option upon a Change in Control or Termination of Trading	Upon a change in control event or if our common stock is no longer listed for trading on any of the New York Stock Exchange, Inc., the American Stock Exchange, Inc. or the Nasdaq National Market or Small Cap Market (each, a “repurchase event”), a holder may require us to repurchase its notes in cash at the following redemption prices: if the repurchase event occurs (1) prior to or on June 10, 2006, the repurchase price will be equal to one hundred and fifteen percent (115%) of the principal amount of notes, (2) after June 10, 2006, but prior to or on June 10, 2008, the repurchase price will be equal to 110% of the principal amount of notes and (3) after June 10, 2008, but prior to or on June 10, 2009, the repurchase price will be equal to 105% of the principal amount of notes, together, in each case, with accrued interest, if any, to the applicable repurchase date. If the repurchase date occurs prior to June 10, 2007, we will make an additional payment in cash with respect to the notes repurchased in an amount equal to $135 per $1,000 principal amount of the notes repurchased (representing approximately six interest payments), less the amount of any interest we actually paid on the notes prior to the repurchase date.

Subordination	The notes are subordinated in right of payment to our existing and future senior indebtedness and are effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries. The notes will be equal in right of payment with any future senior subordinated debt and senior in right of payment to any future subordinated debt. As of June 30, 2004, we had $25.4 million in senior indebtedness outstanding and no subordinated debt outstanding. We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the terms of the notes.

Security	Our obligations under the notes and the other transaction documents are secured by a second priority lien on our assets and the assets of our wholly-owned subsidiary, Audio Innovations, Inc. This security interest will terminate if our average monthly EBITDA for any twelve consecutive months commencing with the month ending June 30, 2004 is positive.

Warrants

Exercise	Each warrant is exercisable for one share of our common stock at an initial exercise price of $5.75 per share, subject to adjustment upon specified events. The warrants are exercisable (in whole or in part) at any time on or before June 10, 2009, unless earlier terminated at our option as set forth below.

Termination of Warrants at our Option	At any time after June 10, 2007, if the closing price of our common stock exceeds 225% of the then effective exercise price of the warrants for any 15 out of 20 consecutive trading days, we may terminate the warrants. Any unexercised warrants as of the date of termination will automatically be deemed exercised in full pursuant to a cashless exercise. If we elect to terminate the warrants, we may do so only if, within 10 days after the end of such 20-day period, we deliver a notice of termination to each holder. The warrants will expire 90 days after the delivery date of the notice of termination.

Expiration	Each of the warrants will expire at 5:00 p.m., New York City time, on June 10, 2009, unless earlier terminated or exercised as described above.

Registration Rights	We have filed with the SEC a shelf registration statement, of which this prospectus is a part, covering the resale of the notes, the warrants and 105% of our common stock issuable upon conversion of the notes and cash exercise of the warrants. Pursuant to a registration rights agreement with the selling holders, we have agreed to use our reasonable efforts to cause the shelf registration statement to remain effective until the later of (1) two years from the date of the shelf registration statement, (2) the date when the selling holders are able to sell the securities offered by this prospectus without restriction pursuant to Rule 144(k) under the Securities Act and (3) the date when the selling holders have sold all notes, warrants and shares of our common stock issuable upon conversion of the notes and exercise of the warrants. We are required to pay certain “registration delay payments” to the selling holders under certain circumstances, including if the shelf registration statement is unavailable during the period described above for the resale of the securities. You should read the registration rights agreement for a description of when the registration delay payments are owed and how they are calculated.

Trading	There is no public market for the notes or warrants and we do not intend to list the notes or warrants for trading on any national securities exchange or apply for their inclusion in any automated quotation system. No assurance can be given as to whether any market for the notes or the warrants will develop. Our common stock is currently traded on the Nasdaq National Market System under the symbol “ROFO.”

CUSIP Numbers	The CUSIP number for the notes is 77316PAA9 and for the warrants is 77316P127.

General

Use of Proceeds	We will not receive any proceeds from the sales of the notes, warrants or shares of common stock sold from time to time under this prospectus by the selling holders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which we will use for general corporate purposes.

Federal Tax Consequences	The notes were deemed to be issued with “original issue discount,” a portion of which will be included in a holder’s gross income in advance of the receipt of cash interest payments on the notes. For a more complete discussion of original issue discount and other tax considerations concerning the notes, the warrants and our common stock, see “Certain U.S. Federal Tax Considerations” beginning on page 37.

Risk Factors	An investment in the notes, warrants and our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 for a discussion of certain factors that you should consider when evaluating an investment in the notes, the warrants and the underlying common stock.

Ratio of Earnings to Fixed Charges	The ratio of earnings to fixed charges of Rockford Corporation and our subsidiaries for the year ended December 31, 2003 was (6.51) and for the six months ended June 30, 2004 was (8.31). For the definitions of “earnings” and “fixed charges” used in the ratio and a further discussion of the actual and pro forma ratio of earnings to fixed charges of Rockford Corporation and our subsidiaries, please see “Ratio of Earnings to Fixed Charges” on page 8.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the actual ratio of earnings to fixed charges of Rockford Corporation and our subsidiaries for the six months ended June 30, 2004 and each of our fiscal years 1999 through 2003 and the pro forma ratio of earnings to fixed charges for our 2003 fiscal year and the six months ended June 30, 2004 giving effect to the issuance of the notes and warrants and the application of the net proceeds of the issuance to reduce our indebtedness, assuming the notes and warrants were issued at the beginning of each period presented.

			Year ended			Six months ended
	1999	2000	2001	2002	2003	June 30, 2004
Actual	6.38	12.68	14.05	14.00	(1)	(1)
Pro Forma	—	—	—	—	(2)	(2)

     The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, amortization of debt issuance costs, capitalized interest and the portion of rental expense representing our estimate of interest included in rental payments made under operating leases. “Earnings” consist of income before income taxes, cumulative effect of a change in accounting principles and fixed charges, excluding capitalized interest.

(1) Earnings for the year ended 2003 and the six months ended June 30, 2004 were ($7.7) million and ($10.3) million, respectively and did not cover the fixed charges in the amount of $1.4 million and $1.2 million, respectively.

(2) The registering debt did not affect the ratio by more than 10%; therefore, no pro forma ratios are presented.

RISK FACTORS

     An investment in the notes, warrants and our common stock involves a number of risks. These risks include those described in this prospectus and others we have not anticipated or discussed. Before you purchase the notes, warrants or our common stock you should carefully consider the information about risks identified below, as well as the information about risks stated in other parts of this prospectus and in the SEC filings that we have incorporated by reference in this prospectus. In particular, we refer you to the exhibit to our Annual Report entitled “Risk Factors That May Affect Rockford’s Operating Results, Business Prospects and Stock Price,” filed with the SEC on March 30, 2004, which is incorporated in this prospectus by reference and also discusses certain factors that you should consider before you make a decision to invest in our company.

     Any of the risks discussed below or elsewhere in this prospectus or in our SEC filings, and other risks we have not anticipated or discussed, could have a material impact on our business, results of operations, and financial condition. As a result, they could have an impact on our ability to pay interest on the notes, our ability to repay the notes at maturity, or our stock price.

Risks Relating to Our Business

Our products may not satisfy shifting consumer demand or compete successfully with competitors’ products.

     Our business is based on the demand for mobile audio products (primarily) and for professional and home theater audio products (secondarily). Our business is also based on our ability to introduce distinctive new products that anticipate changing consumer demands and capitalize upon emerging technologies. If we fail to introduce new products, misinterpret consumer preferences or fail to respond to changes in the marketplace, consumer demand for our products could decrease and our brands’ image could suffer. In addition, our competitors may introduce superior designs or business strategies, undermining our distinctive image and our products’ desirability. If any one of these events occurs, it could cause our sales to decline.

We may lose market share and erode our brand image as we change distribution channels for our mobile audio products.

     We must successfully capitalize on new distribution strategies. We have historically distributed our products primarily through specialty dealers who sold only mobile audio products and through audio/video retailers. We believe other product distribution channels, including consumer electronics retailers, such as Best Buy, and mass merchandisers, such as Wal*Mart, have captured significant market share in recent years. We are seeking to increase distribution of our products through these growing distribution channels, particularly by expanding sales of our lower priced Lightning Audio brand.

     We also sell a limited number of our products as standard or optional OEM systems on Nissan vehicle models and are working to expand our OEM sales. Other mobile audio manufacturers have undertaken sales of “factory” mobile audio products and have lost some sales in the mobile audio aftermarket because specialty dealers reduced their sales of the brand when new car dealers offered it. We intend to take measures to avoid a reduction in our aftermarket sales, but cannot be sure that our strategy will succeed.

     These changes in distribution channels and strategies create significant risks that:

•	We may alienate our specialty dealer and audio/video retailer base. Some specialty dealers or audio/video retailers may react to our new strategies by reducing their purchases or even replacing our products with competing product lines. Reduced specialty dealer or audio/video retailer loyalty could reduce our market share because specialty dealers and audio/video retailers continue to hold a large share of the market and contribute substantially to our brand image among our core consumers; and

•	Our brand image may erode. Selling in less-specialized distribution channels or through car dealers may erode our brand image, which could decrease our product prices and profit margins.

Our inability to manage our new distribution channels in a way that mitigates these risks may reduce our sales and profitability.

Any decrease in demand for our amplifiers or speakers could significantly decrease our sales.

     A significant portion of our future revenue depends upon sales of our amplifier and speaker products. These two product lines collectively accounted for approximately 79% of our sales in 2003, 69% of our sales in 2002 and 74% in 2001. If sales of either of these two product lines decline, our results of operations could be adversely affected.

The loss of Best Buy as a customer or significant reductions in its purchases of our products would reduce our sales.

     Best Buy is a significant customer, accounting for 25.9% of our sales in 2003, 21.1% in 2002 and 16.3% in 2001. We anticipate that Best Buy will continue to account for a significant portion of our sales for the foreseeable future, but Best Buy is not obligated to any long-term purchases of our products. It has considerable discretion to reduce, change or terminate its purchases of our products. We cannot be certain that we will retain Best Buy as a customer or maintain a relationship as favorable as currently exists.

We may lose market share if we are unable to compete successfully against our current and future competitors.

     Competition could result in reduced margins on our products and loss of market share. Our markets are very competitive, highly fragmented, rapidly changing and characterized by price competition and, in the mobile audio and home theater markets, rapid product obsolescence. Our principal mobile audio competitors include Alpine, Boston Acoustics, Fujitsu Eclipse, Infinity, Jensen, JL Audio, Kenwood, Kicker, Monster Cable, MTX, Phoenix Gold, Pioneer, Sony and Stinger. We also compete indirectly with automobile manufacturers, who continue to improve the quality of original equipment sound systems and connect those systems to other electronic features in their vehicles, reducing demand for our aftermarket mobile audio products. They may also change the designs of their cars to make installation of our products more difficult or expensive.

     Our SimpleDevices business is competing in a brand new market that has attracted the attention of many potential competitors. A number of companies have introduced software and hardware products that seek to play audio or video downloaded from the Internet through consumers’ home audio systems. Because this is a newly emerging market, it is difficult to identify key competitors for SimpleDevices’ products; however, it is clear that there will be a number of competing solutions that will vie for widespread consumer acceptance. Although we believe SimpleDevices’ products offer a number of significant advantages compared to the alternatives announced to date, it is too early to say whether manufacturers and consumers will prefer SimpleDevices’ technology over the alternatives.

     Some of our competitors have greater financial, technical and other resources than we do and many seek to lower prices on competing products. To remain competitive, we believe we must regularly introduce new products, add performance features to existing products and limit increases in prices or even reduce them. Our inability to do so in a timely manner could reduce our sales and profitability.

If we do not continue to develop, introduce and achieve market acceptance of new and enhanced products, our sales may decrease.

     In order to increase sales in current markets and gain footholds in new markets, we must maintain and improve existing products, while successfully developing and introducing new products. Our new and enhanced products must respond to technological developments and changing consumer preferences.

     We may experience difficulties that delay or prevent the development, introduction or market acceptance of new or enhanced products. Such delays had a significant negative impact on our financial performance during the first quarter of 2004. Furthermore, despite extensive testing, we may be unable to detect and correct defects in our products before we ship them to our customers. This may result in loss of sales or delays in market acceptance.

     Even after we introduce them, our new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance. In addition, our competitors’ new products and product enhancements may cause consumers to defer or forego purchases of our products.

Seasonality of mobile audio sales causes our quarterly sales to fluctuate and may affect the trading price of our stock.

     Our sales are generally greater during the first and second quarters of each calendar year and lower during the third and fourth quarters, with our lowest sales typically occurring during the fourth quarter. As a result, after the announcement of our results of operations for the third and fourth quarters, our stock price may be lower than at other times of the year. We experience this seasonality because consumers tend to buy mobile audio products during the spring and summer when students are on semester breaks, and generally more favorable weather facilitates installation of our products.

     Although our NHT business has a different seasonal sales pattern, with higher sales in the fourth quarter, it is a much smaller business than our core business and its impact on our overall seasonality is likely to be relatively small.

Our quarterly financial results may fluctuate significantly, making financial forecasting difficult and making our stock price volatile.

     Our quarterly results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. In some quarters, our operating results may fall below the expectations of public market analysts and investors. Our quarterly operating results are difficult to forecast for many reasons, some of which are outside of our control, including:

•	The level of product, price and dealer competition;

•	Size and timing of product orders and shipments, particularly by significant customers such as Best Buy and Wal*Mart;

•	Our ability to develop new products and product enhancements that respond to changes in technology and consumer preferences while controlling costs;

•	Weather conditions, which affect our consumers’ ability to install our products;

•	Capacity and supply constraints or difficulties; and

•	Timing of our marketing programs and those of our competitors.

     As a result, you should not rely on historical results as an indication of our future performance. In addition, some of our expenses are fixed and cannot be reduced in the short term. Accordingly, if sales do not meet our expectations, our results of operations are likely to be negatively and disproportionately affected. In this event, our stock price may fall dramatically.

A decline in discretionary spending likely would reduce our sales.

     Because mobile audio sales are highly discretionary, a recession in the general economy or a general decline in consumer spending is likely to have a material adverse effect on our sales.

     Aftermarket mobile audio sales declined significantly during 2002 and 2003 in part because of the adverse economy and difficult employment environment faced by our core consumers. Consumer spending is volatile and is affected by certain economic conditions, such as:

•	General business conditions;

•	Employment levels, especially among our core consumers (who tend to be less experienced workers and are particularly subject to layoffs if employment levels decline);

•	Consumer confidence in future economic conditions; and

•	Interest and tax rates.

     The mobile audio market in the U.S. has suffered from a decline in overall sales since the summer of 2000, which has made it difficult for us and for our competitors to maintain sales. Although we believe that the market has begun to stabilize, the market for mobile audio products is unpredictable and we are not able to predict precisely when this difficult period will end.

If we fail to execute our growth strategy successfully, our financial condition could be seriously harmed.

     Our growth has placed, and our anticipated future growth will continue to place, a significant strain on our resources and capacity. To manage our growth, we must:

•	Retain and hire skilled, competent employees;

•	Continue to improve coordination among our technical, product development, manufacturing, sales and financial departments; and

•	Maintain our financial, operational and managerial systems and controls.

We rely upon debt financing for a substantial part of our working capital; defaults on our debt or the unavailability of additional financing could make it impossible to carry out our business as currently structured.

     As of June 30, 2004, we had $25.4 million in outstanding debt under our senior credit facility. Our financial performance in March and April 2004 placed us in default under a covenant of a junior credit facility and, through a cross-default, under our senior credit facility. We used proceeds from the offering of the notes and the warrants to pay off the junior credit facility and, therefore, cured the default under the senior credit facility. We are dependent on the senior credit facility and other financing given the working capital requirements of our business. If our financial performance fails to improve, or if other developments make financing unavailable to us on an economic basis, we might not be able to continue our operations as they are currently structured. A restructuring would likely have a significant negative impact on our operations, financial performance, and stock price.

We cannot be certain that we will achieve our objectives through internal growth, acquisitions or other means.

     Acquisitions carry significant risks because negotiations of potential acquisitions and their subsequent integration could divert management’s time and resources from our core business. Potential acquisitions could require us to issue dilutive equity securities, incur debt or contingent liabilities, amortize other intangible expenses or incur other acquisition-related costs. Further, we may be unable to integrate successfully any acquisition and we may not obtain the intended benefits of that acquisition.

If we fail to manage our inventory effectively, we could incur additional costs or lose sales.

     Our dealers have many brands to choose from when they decide to order products. If we cannot deliver products quickly and reliably, our dealers may order from a competitor. We must stock enough inventory to fill orders promptly, which increases our financing requirements and the risk of inventory obsolescence. Because competition has forced us to shorten our product life cycles and more rapidly introduce new and enhanced products, while simultaneously sourcing more product overseas and carrying larger inventories, there is a significant risk that our inventory could become obsolete.

Our international operations could be harmed by factors including political instability, currency exchange rates and changes in regulations that govern international transactions.

     The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our distributors and suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy shipping times and accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.; and

•	Difficulty in staffing and managing geographically dispersed operations.

     These and other risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products.

Loss of an international distributor may disrupt our sales.

     International customers accounted for 17.9% of our sales in 2003. For sales in most countries we rely on distributors, each of whom is responsible for one or more countries, to purchase and resell our products in their territories. When we have disputes with a distributor, or change our relationship with a distributor, we may disrupt the market for our products in that country and lose sales. If we change a relationship with a distributor, we may repurchase that distributor’s inventory, which would reduce our sales.

We may incur additional costs to operate a one-step distribution system in larger international markets.

     We have implemented a strategy of moving to a one-step distribution system in selected larger international markets by converting selected distributors into independent sales representatives. This change allows us to sell directly to retailers in the converted countries, removing one or more steps from the distribution chain and allowing us to reduce prices to consumers.

     When we extend this one-step strategy into a new country, we incur higher operating expenses than under our current distribution system because we take direct responsibility for costs such as sales commissions, warranty costs, bad debt and customer service expenses. We also have higher working capital requirements and risks than under our independent distributor system because we, rather than our distributors, have to carry inventory and accounts receivable. If we fail to manage the change well, the increased costs can be greater than our savings and our financial condition and results of operation may be adversely affected.

Currency fluctuations may reduce the profitability of our foreign sales.

     We currently make sales to Canadian, European and Japanese dealers and distributors in their respective currencies. Before 1999, except for sales in Japan, all our international sales were denominated solely in U.S. dollars and, accordingly, we were not directly exposed to fluctuations in foreign currency exchange rates.

     An increasing portion of our international sales likely will be denominated in currencies other than U.S. dollars, increasing our exposure to gains and losses on foreign currency transactions. MB Quart is based in Germany and has a substantial portion of its sales in Europe, further increasing our exposure to foreign currency risks.

     Through December 31, 2002, we had not traded in derivatives or other financial instruments to reduce currency risks; however, we have attempted to create “natural” hedges when possible by matching our assets and liabilities in a given currency. In some instances this subjected our earnings to fluctuations because the “natural” hedges were not able protect us from substantial currency fluctuations, particularly at the end of a reporting period. During the first quarter of 2003 and in light of our increased exposure to foreign currency fluctuations, our board of directors approved, and we began to implement, a new foreign currency hedging policy. The goal of the program is to provide stability to the U.S. dollar values of non-function currency cash flows. We engaged in only limited hedging during 2003 and have not engaged in any hedging activities in 2004 because we determined that we had other uses for our cash. We continue to be subject to the risk of significant changes in our earnings due to short-term foreign exchange fluctuations.

If our supply of components is interrupted, we may be unable to deliver our products to our customers.

     Our manufacturing processes are dependent on “just-in-time” suppliers who are globally sourced. The just-in-time process does not provide a backlog of components and materials to satisfy short lead-time orders, to compensate for potential halts in supply or to replace components that do not conform to our quality standards. We also do not have any long-term price commitments from our suppliers and any cost increases may reduce our margins or require us to raise our prices to protect our margins. We cannot be certain that we could locate, within reasonable time frames, alternative sources of components and materials at similar prices and quality levels of our current suppliers. This failure could result in increased costs, delays to our manufacturing process, an inability to fill purchase orders on a timely basis and a decrease in product availability at the retail level. This could cause us to lose sales and damage our customer relationships.

     Starting in 1999, Hyundai Electronics, a large Korean company, began supplying us with all the source units we resell under the Rockford Fosgate brand name. During 2004 we expect Hyundai will also supply us with source units for sale under our MB Quart brand name. If Hyundai refuses or is unable to supply source units that meet our quality standards and specified quantities, we would require a substantial amount of time to identify and begin receiving source units with acceptable features and quality from another supplier. During the interim, we would not have any supply of source units and our sales of source units would be significantly reduced.

     We relied on Avnet, Inc. for approximately 8.2% of our inventory purchases during 2003. If Avnet refuses or is unable to continue to supply us, we would require substantial time to identify an alternative supplier and could face a shortage of electronic components and parts.

We may be unable to retain and attract key employees, which could impair our business.

     We operate in highly competitive employment markets and cannot guarantee our continued success in retaining and attracting the employees we need to develop, manufacture and market our products and manage our operations. Our business strategy and operations depend, to a large extent, on our senior management team, particularly Gary Suttle, our President and Chief Executive Officer. We have key-person life insurance on Mr.

Suttle and five other executive officers. We do not have employment contracts with any of our key employees other than Mr. Suttle. If Mr. Suttle or other key members of our management team are unable or unwilling to continue in their present positions, our ability to develop, introduce and sell our products could be negatively impacted.

If we are unable to enforce or defend our ownership and use of our intellectual property, our business may decline.

     Our future success will depend, in substantial part, on our ability to use, and to prevent others from using, our intellectual property. We seek to protect our intellectual property rights, but our actions may not adequately protect the rights covered by our patents, patent applications, trademarks and other proprietary rights, and prosecution of our claims could be time consuming and costly. In addition, the intellectual property laws of some foreign countries do not protect our proprietary rights, as do the laws of the U.S. Despite our efforts to protect our proprietary information, third parties may obtain, disclose or use our proprietary information without our authorization, which could adversely affect our business.

     From time to time, third parties have alleged that we infringe their proprietary rights. These claims or similar future claims could subject us to significant liability for damages, result in the invalidation of our proprietary rights, limit our ability to use infringing intellectual property or force us to license third-party technology rather than dispute the merits of any infringement claim. Even if we prevail, any associated litigation could be time consuming and expensive and could result in the diversion of our time and resources.

Risks Related to the Notes and the Warrants

The notes are subordinate in right of payment to our senior debt.

     The notes are our general obligations and are subordinate in right of payment to all of our existing debt and will be subordinate in right of payment to any future debt that we incur that is not specifically pari passu or subordinated to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default, our assets will be available to pay obligations on the notes only after all senior debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes if (1) at the time of such payment, or immediately after giving effect to such payment, we are in default with respect to any payment on any senior debt or (2) our senior lenders entitled to prevent us from making payments on the notes have delivered a notice to us stating that an event of default under our senior debt exists and preventing us from making any payments on the notes for up to 180 days. As of June 30, 2004, we had $25.4 million of senior indebtedness (as defined in the indenture) outstanding to which the notes are effectively subordinated. The notes are also effectively subordinated to the liabilities of our subsidiaries.

There is no trading market for the notes and warrants.

     We do not intend to list the notes or the warrants on any securities exchange or include them in any automated quotation system, and we do not expect an active trading market for the notes or the warrants to develop. You may not be able to sell your notes and warrants quickly if trading in these securities is not active.

We may not have sufficient funds to purchase the notes upon a repurchase event.

     We may not have the funds necessary to purchase the notes at the option of the holders upon specified repurchase events, including a change in control. If a repurchase event were to occur, we may not have sufficient funds to pay the purchase price for all tendered notes, or restrictions in our outstanding debt may not allow those purchases. We are only obligated to offer to repurchase the notes upon repurchase events specified in the indenture. There may be other events that could hurt our financial condition that would not entitle you to have your notes repurchased by us.

The notes were issued with original issue discount.

     A holder of notes may be subject to imputed income on the notes. When a debt instrument and a warrant are issued together as an investment unit, the purchase price of the investment unit must be allocated between the debt instrument and the warrant based on their relative fair market values. This allocation results in an allocation to the debt instrument of an amount less than the principal amount. Because the principal amount exceeds the allocated purchase price, the excess amount will be characterized as “original issue discount” and result in the recognition of imputed interest over the term of the debt instrument by the holder.

One of the notes is subject to a limitation on conversion, and one of the warrants is subject to a limitation on exercise.

     One of the purchasers of notes and warrants from us has agreed that its notes and warrants contain an additional limitation on its right to convert the notes and its right to exercise the warrants. This holder may not convert its notes in excess of the principal amount of notes upon the conversion of which the number of shares of common stock beneficially owned by such holder would be equal to or exceed 9.99% of the number of shares of our common stock then issued and outstanding after giving effect to such conversion and may not exercise its warrants in excess of the number of warrants upon the exercise of which the number of shares of common stock beneficially owned by this holder would be equal to or exceed 9.99% of the number of shares of common stock then issued and outstanding after giving effect to such exercise. You should examine the form of notes and warrants being purchased to determine whether or not the limitation described in this paragraph has been selected by the original holder of such notes and warrants.

Risks Related to Our Common Stock

Our executive officers and directors retain control of us, which may limit the liquidity and market price of our common stock.

     Mr. Suttle, our President and Chief Executive Officer, our other officers, our directors, and various shareholders affiliated with or related to two of our directors, Nicholas G. Bartol and Timothy C. Bartol, collectively held 42.9% of our outstanding shares at March 31, 2004. These shareholders, if they act together, are able as a practical matter to control the outcome of matters submitted for shareholder action, including the election of a majority of our board of directors and the approval of significant corporate transactions. Consequently, these shareholders effectively control our management and affairs, which may limit the liquidity of our shares, discourage acquisition bids for Rockford and limit the price some investors might be willing to pay for our shares.

Many of our unregistered shares are available for resale without significant restrictions. Their sale or potential sale may reduce our stock price.

     We operated as a privately held company for a relatively long period and have issued a large number of shares of our common stock to individuals who are not affiliated with us. We have a large number of shares of common stock outstanding and available for resale. The market price of our common stock could decline as a result of sales of a large number of shares in the market or the perception that those sales could occur.

The market price of our common stock may fluctuate due to a number of factors that we do not control. The value of your investment could decrease even if our operations are otherwise successful.

     Fluctuations in operating results may cause the market price of our common stock to decline. Fluctuations in our results depend upon a number of factors, many of which are beyond our control, including: poor economic conditions; the level of product, price and dealer competition; the size and timing of product orders and shipments; weather conditions (which affect our consumers’ ability to install our products); and capacity and supply constraints.

Our anti-takeover provisions could affect the value of our stock.

     Our articles of incorporation and bylaws and Arizona law contain provisions that could discourage potential acquirers. For example, our board of directors may issue additional shares of common stock to an investor that supports the incumbent directors in order to make a takeover more difficult. This could deprive our shareholders of opportunities to sell our stock at above-market prices typical in many acquisitions.

USE OF PROCEEDS

     We will not receive any proceeds from sales of the notes, warrants or shares of common stock sold from time to time under this prospectus by the selling holders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants, which will be used for general corporate purposes.

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture, dated as of June 10, 2004, between us and BNY Western Trust Company, a California banking corporation, as trustee. BNY Western Trust Company also acts as paying agent, conversion agent and registrar for the notes. The terms of the notes include those provided in the notes and the indenture and those provided in the securities purchase agreement and the registration rights agreement, each of which we entered into with the buyers of the notes.

     The following description is only a summary of the material provisions of the notes and the indenture. The form of note, the indenture, the securities purchase agreement and the registration rights agreement are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define the rights of a holder of the notes.

     When we refer to “Rockford Corporation,” “we,” “our” or “us” in this section, we refer only to Rockford Corporation, and not its subsidiaries.

General

     The notes:

•	were issued in an aggregate principal amount of $12,500,000;

•	were issued only in registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000;

•	are our senior subordinated, secured obligations; the notes are subordinated in right of payment to all of our existing and future senior indebtedness and effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries;

•	are equal in right of payment with any future senior subordinated debt and senior in right of payment to any future subordinated debt;

•	are secured by a second priority lien on substantially all of our assets and substantially all of the assets of our wholly-owned subsidiary, Audio Innovations, Inc. (“AII”), that will be released if specified conditions are met;

•	are convertible into our common stock initially at a conversion price of $5.29 per share, under the conditions and subject to such adjustments as are described under “—Conversion Rights—Conversion at Holder’s Option” and “—Conversion Rights—Conversion Rate Adjustments”;

•	are automatically convertible at our option into our common stock at the then effective conversion price if the closing price of our common stock exceeds 225% of the then effective conversion price for any 15 out of 20 consecutive trading days prior to June 10, 2007, under the conditions and subject to such adjustments as are described under “Conversion Rights—Automatic Conversion” and “—Conversion Rights—Conversion Rate Adjustments”;

•	are redeemable at our option in whole or in part beginning on June 10, 2007 upon the terms set forth under “—Optional Redemption by Us”;

•	are subject to repurchase by us at the holder’s option upon a change in control of Rockford Corporation or in the event our common stock is no longer authorized for quotation or listing on any of the New York Stock Exchange, Inc., the American Stock Exchange, Inc. or the Nasdaq National Market or Small Cap Market, upon the terms and at the repurchase prices set forth under “—Repurchase of Notes at the Option of Holders”; and

•	mature on June 10, 2009, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holder.

     The notes bear interest at the annual rate of 4.5%. Interest accrues on the notes from June 10, 2004. Interest will be paid on each June 15 and December 15 of each year, beginning on December 15, 2004, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to an interest payment date. The record dates for payment of interest are June 4 and December 4. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

     No sinking fund is provided for the notes.

     A holder may present definitive notes for conversion, registration of transfer and exchange at our designated office or agency in Los Angeles, California, which is the principal corporate trust office of the trustee currently located at BNY Western Trust Company, 700 South Flower Street, Suite 500, Los Angeles, California 90017, Attention: Corporate Trust Administration.

Conversion Rights

Conversion at Holder’s Option

     A holder may convert any outstanding notes at any time prior to maturity into shares of our common stock at an initial conversion price of $5.29 per share of common stock. The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional share based upon the sale price of our common stock on the business day immediately preceding the conversion date. A holder may convert notes only in denominations of $1,000 principal amount at maturity and integral multiples of $1,000.

     If a holder delivers a notice regarding its election to require us to repurchase its notes following the occurrence of a repurchase event as described under “Repurchase of Notes at Option of Holders” (a “repurchase event”), the holder may convert such notes only if the holder withdraws such repurchase notice by delivering a written notice of withdrawal to us prior to the close of business on the last business day prior to the day fixed for repurchase.

     If a holder exercises the right of conversion prior to June 10, 2007, and within 90 days after a repurchase event, we will make an additional payment in cash to the holder with respect to the notes converted in an amount equal to $135.00 per each $1,000 principal amount of notes converted less the amount of any interest actually paid on such note prior to the repurchase date.

     We will pay in cash, on any note or portion of a note surrendered for conversion during the period from the close of business on any interest payment date to which interest has been fully paid through the close of business on the business day preceding the record date for the next such interest payment date, accrued and unpaid interest, if any, on the note or portion thereof surrendered for conversion to, but excluding, the date of conversion. Any such payment of interest will be made with respect to such note within 10 business days after the conversion date. However, any note or portion of a note surrendered for conversion during the period from the close of business on the record date for any interest payment date through the close of business on the business day next preceding such interest payment date must (unless such note or portion of a note being converted will have been called for redemption or will have become due prior to such interest payment date as a result of a repurchase event) be accompanied by payment, in immediately available funds or other funds acceptable to us, of an amount equal to the interest otherwise payable on such interest payment date on the principal amount being converted; provided, however, that no such payment need be made if there exists at the time of conversion a default in the payment of interest on the notes.

     One of the purchasers of notes from us has agreed that its notes contain an additional limitation on its right to convert the notes. This holder may not convert its notes in excess of the principal amount of notes upon the conversion of which the number of shares of common stock beneficially owned by such holder would be equal to or exceed 9.99% of the number of shares of our common stock then issued and outstanding after giving effect to such conversion. You should examine the form of notes being purchased to determine whether or not the limitation described in this paragraph has been selected by the original holder of such notes.

Conversion Procedures

     A holder will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if the holder exercises its conversion rights, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder’s. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

     To convert a definitive note (a registered note held in certificated form), a holder must:

•	complete a written notice in the form of the conversion notice attached as an exhibit to the indenture;

•	deliver the completed conversion notice to the Trustee, to us and to our Transfer Agent, Equiserve Trust Company, N.A., 1 North State Street, 11th Floor, Chicago, Illinois 60602;

•	pay all taxes or duties, if any, as described in the preceding paragraph; and

•	surrender the definitive note to us.

     The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will use our best efforts to issue and deliver, within three business days after the conversion date, a certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) to the converting holder. If we have not delivered the number of shares of common stock issued upon conversion of notes within five business days after the conversion date, we will pay liquidated damages to the holder of the notes being converted at the rate of 0.5% per month of the outstanding principal amount of notes converted by such holder.

Automatic Conversion

     All of the notes may be automatically converted, at our option, into shares of our common stock at the then effective conversion price if the closing price of our common stock exceeds 225% of the then effective conversion price for any 15 out of 20 consecutive trading days at any time prior to June 10, 2007. If we effect the automatic conversion, we will deliver a notice of automatic conversion to the holders at least five days prior to the automatic conversion date. We will make an additional payment in cash with respect to the notes in an amount equal to $135 per $1,000 principal amount of the notes converted (representing approximately six interest payments), less the amount of any interest we actually paid on the notes prior to the automatic conversion date.

     We may not automatically convert the notes unless either:

•	a registration statement covering the resale of the common stock issuable upon conversion of the notes is effective and available for use from the date of the notice of an automatic conversion through and including the earlier of the automatic conversion date or the last date on which the registration statement is required to be kept effective under the terms of the registration rights agreement, or

•	the common stock issuable upon the automatic conversion may be sold pursuant to Rule 144 under the Securities Act.

Conversion Rate Adjustments

     We will adjust the conversion rate if any of the following occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we subdivide or combine our common stock;

(3)	we issue to all holders of our common stock specified rights or warrants to purchase our common stock;

(4)	we distribute to all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidences of indebtedness or other assets, including securities but excluding:

(a)	rights or warrants listed in (3) above; and

(b)	dividends or distributions paid exclusively in cash (except as otherwise described below); or

(5)	we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above).

     To the extent, at the time of conversion of notes, we have a rights plan in effect, a holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

     We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least one percent in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

     We may also make such reductions in the conversion price as our board of directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for tax purposes.

     To the extent permitted by applicable law, we may from time to time reduce the conversion price by any amount for any period of time if the period is at least twenty days, the reduction is irrevocable during the period and our board of directors shall have determined that such reduction would be in our best interests. Whenever we reduce the conversion price as described in the preceding sentence, we will mail to the holders of notes a notice of the reduction at least five days prior to the date the reduced conversion price takes effect.

     In the event of:

•	any reclassification of our common stock, subject to limited exceptions;

•	a consolidation, merger, statutory share exchange or combination involving our company; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of its notes, a holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had converted the notes into our common stock immediately prior to any of these events.

Optional Redemption by Us

     Prior to June 10, 2007, the notes will not be redeemable at our option. Beginning on June 10, 2007, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to par plus accrued and unpaid interest, if any, to, but excluding, the redemption date. We will give at least 30 days but not more than 90 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the last business day prior to the redemption date, unless we fail to pay all amounts due on redemption. We may not redeem any notes unless a shelf registration statement covering resales of the common stock issuable upon conversion of the notes is effective and available during the 30 day period prior to the giving of a notice of redemption and at all times from the date of such notice until the redemption date, to the extent that such a registration statement is required by the terms of the registration rights agreement to remain effective as of the date that notice of redemption is provided.

     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount at maturity equal to the principal at maturity of the unredeemed portion of the notes. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Notes at Option of Holders

     If a “repurchase event,” as described below, occurs, a holder will have the right (subject to certain exceptions set forth below) to require us to repurchase all of its notes not previously called for redemption, or any portion of those notes that is equal to $1,000 in principal amount at maturity or integral multiples of $1,000. If the repurchase event occurs (1) prior to or on June 10, 2006, such repurchase will be made in cash at a price equal to 115% of the principal amount of notes the holder elects to require us to repurchase, (2) after June 10, 2006 but prior to or on June 10, 2008, such repurchase will be made in cash at a price equal to 110% of the principal amount of notes the holder elects to require us to repurchase and (3) after June 10, 2008, but prior to or on June 10, 2009, such repurchase will be made in cash at a price equal to 105% of the principal amount of notes the holder elects to require us to repurchase, together, in each case, with accrued interest, if any, to the applicable repurchase date.

     Unless we have previously called for redemption all of the outstanding notes and deposited or set aside an amount of money sufficient to redeem such notes on the redemption date, on or before the 10th calendar day following the occurrence of a repurchase event, we or the trustee will mail to the holders notice of the occurrence of the repurchase event and of the holders’ repurchase right arising as a result. We will also deliver a copy of such notice of a repurchase right to the Trustee.

     To exercise a repurchase right, a holder must deliver to the Trustee within 35 days after the repurchase event written notice to us of the exercise of such right, together with the notes with respect to which the repurchase right is being exercised, duly endorsed for transfer to us. An election to exercise a repurchase right will be revocable at any time prior to, but excluding, the repurchase date, by delivering written notice to that effect to the trustee prior to the close of business on the business day prior to the repurchase date.

     If we fail to repurchase on the repurchase date any notes as to which the repurchase right has been properly exercised, then the principal amount of such notes will, until paid, bear interest to the extent permitted by applicable law from the repurchase date at the rate borne by the note and each such note will be convertible into common stock. If we are unable to repurchase on the repurchase date all of the notes (or portions of the notes) as to which the repurchase right has been properly exercised, the aggregate amount of notes we may repurchase will be allocated pro rata among each note (or portion of a note) surrendered for repurchase, based on the principal amount of such note, in proportion to the aggregate amount of notes surrendered for repurchase.

     A “repurchase event” will occur upon a change in control of Rockford Corporation or if our common stock is no longer listed for trading on any of the New York Stock Exchange, Inc., the American Stock Exchange, Inc. or the Nasdaq National Market or Small Cap Market.

     A “change in control” will be deemed to have occurred when any of the following has occurred:

•	the acquisition by any person or group (as such terms are used in Sections 13(e) and 14(d) of the Exchange Act) of beneficial ownership of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors;

•	approval by our stockholders of any plan or proposal for the liquidation, dissolution or winding up of Rockford Corporation;

•	our consolidation or merger with or into any other corporation or any merger of another corporation into us that results in the change or exchange of our common stock into other assets or securities, unless our stockholders (determined immediately before such transaction) own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the voting stock immediately before such transaction;

•	our conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person (other than a wholly-owned subsidiary as a result of which we become a holding company); or

•	any time that a majority of the members of the board of directors of Rockford Corporation are not “continuing directors.” For purposes of this provision, a “continuing director” is a person who either was one of our existing directors on June 10, 2004 or is subsequently elected or nominated for election by a majority of directors who were continuing directors at the time of such election or nomination.

     A change in control will not be deemed to have occurred if at least 90% of the consideration in the transaction or transactions constituting the change in control consists of (and the capital stock into which the notes would be convertible consists of) shares of capital stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, a holder’s ability to require us to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

     The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including some recapitalizations, that would not constitute a change in control for purposes of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

     Our ability to repurchase notes for cash upon the occurrence of a change in control is subject to important limitations. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a change in control could cause an event of default under, or be prohibited or limited by the terms of, agreements governing other indebtedness of ours. We cannot assure any holders that we would have the financial resources, or would be able to arrange financing, to pay the purchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right.

     The change in control purchase feature of the notes may in some circumstances make it more difficult to, or discourage, a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in securities similar to the notes.

Subordination

     Payment of the notes is subordinate and junior and subject in right of payment to the prior payment in full in cash of all our “Senior Indebtedness” now outstanding or incurred in the future and is effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries.

     “Senior Indebtedness” consists of all of our and our subsidiaries’ obligations:

•	for borrowed money, including commercial paper and accounts receivable sold by us and indebtedness secured by a mortgage, security interest or other lien;

•	evidenced by any notes, debentures, bonds or other instruments issued to banks, trust companies, insurance companies and other financial institutions;

•	under any interest or currency swap agreements, hedging agreements, cap, floor and collar agreements, spot and forward contracts and other similar agreements;

•	in respect of letters of credit, bank guarantees and bankers’ acceptances;

•	as lessee under leases of personal property;

•	secured by a mortgage, pledge, security interest, lien or encumbrance affecting title to any of our assets, whether or not we are directly liable for or have guaranteed such obligations;

•	consisting of the balance of the deferred or unpaid purchase price of assets;

•	consisting of principal of, and interest on, any indebtedness or obligations of others of the kinds described above assumed or guaranteed by us; and

•	consisting of deferrals, renewals, increases, extensions, refinancings and refundings of, or amendments, modifications, restatements or supplements to any indebtedness or obligations described above.

In each case, such obligation constitutes Senior Indebtedness unless the instrument creating or evidencing the same or under which the same is outstanding expressly provides that the same is not senior in right of payment to the notes.

     Senior Indebtedness does not include, among other things, our liability for taxes, accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees of such amounts or instruments evidencing such liabilities), any obligations with respect to our equity securities or any indebtedness or obligation of us or our subsidiaries that by its terms is subordinate or junior in right of payment to any other indebtedness or obligation of ours. As of June 30, 2004, we had $25.4 million in Senior Indebtedness outstanding and no subordinated debt outstanding.

     No payment on account of principal of or interest on the notes may be made, and no notes may be redeemed or purchased directly or indirectly by us or our subsidiaries, if at the time of such payment, redemption or purchase or immediately after giving effect to such payment, redemption or purchase:

•	a default in the payment of principal, premium, if any, interest, rent or other obligations in respect of any Senior Indebtedness occurs and is continuing (a “Payment Default”) unless and until such Payment Default will have been cured or waived or will have ceased to exist; or

•	we have received notice (a “Payment Blockage Notice”) from the holders of Designated Senior Debt that there exists under such Designated Senior Debt a default, which will not have been cured or waived, permitting the holder or holders of such Designated Senior Debt to declare such Designated Senior Debt due and payable, but only for the period (the “Payment Blockage Period”) commencing on the date of receipt of the Payment Blockage Notice and ending on the earlier of the date such default will have been cured or waived or the 180th day immediately following our receipt of such Payment Blockage Notice.

     The term “Designated Senior Debt” refers to indebtedness under our Senior Credit Facility, but also includes any Senior Indebtedness consisting of indebtedness for borrowed money which, at the time of determination, has an aggregate principal amount of at least $2,000,000 if the instrument creating or evidencing the same expressly provides that such indebtedness will be “Designated Senior Debt.”

     The term “Senior Credit Facility” refers to our revolving credit and term loan agreement with Congress Financial Corporation (Western), as lender and agent, including any agreement extending the maturity of, refinancing, replacing, increasing the amount of, or otherwise restructuring all or any portion of the indebtedness under such agreement.

     We will resume payments on and distributions in respect of the notes on the date upon which a Payment Default is cured or waived or ceases to exist. Unless the holders of Designated Senior Debt will have accelerated the maturity of such Designated Senior Debt or there is a Payment Default, we will resume payments on the notes after the end of each Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Debt during such period.

     In the event of any bankruptcy, insolvency or other similar proceeding initiated by or against us or any dissolution or winding up or total or partial liquidation or reorganization of our company, all principal and interest due upon any Senior Indebtedness will first be paid in full before any holders of the notes will be entitled to receive or, if received, to retain any payment or distribution on account of the notes.

     The subordination provisions are intended solely for the purposes of defining the relative rights of the holders of the notes and the holders of Senior Indebtedness. The subordination provisions in no way are intended to impair, as between us and any holders of the notes, our unconditional and absolute obligation to pay to the holders of the notes the principal of the notes (and premium, if any) and interest on the notes, in accordance with the terms of the notes.

Merger and Sales of Assets

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof, or the District of Columbia;

•	such person assumes all of our obligations under the notes and the indenture; and

•	we or such successor are not then or immediately after such consolidation or merger in default under the indenture.

     The occurrence of any of the foregoing transactions could constitute a change in control.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

     Each of the following constitutes an event of default under the indenture:

•	default in our obligation to pay the principal and premium, if any, on any of the notes at maturity or otherwise;

•	default in our obligation to pay the repurchase price of the notes on the repurchase date following a repurchase event;

•	default for a period of 30 days in our obligation to pay the interest or any liquidated damages on the notes;

•	default in our obligation to deliver shares of our common stock within 30 days of the exercise of a holder’s conversion right;

•	our failure to provide notice of a repurchase event and the continuation of such failure for 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount at maturity of the notes then outstanding;

•	our failure to perform or observe any other term, covenant or agreement contained in any of the transaction documents (other than the notes and the indenture) for a period of 30 days after written notice of default is given to us by the trustee or to us and the trustee by the holders of at least 20% in aggregate principal amount at maturity of the notes then outstanding;

•	any of the representations or warranties made by us in the indenture, the notes or the related transaction documents are false or misleading in any material respect at the time made and such condition (to the extent capable of being cured) continues uncured for a period of 10 business days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 20% in aggregate principal amount at maturity of the notes then outstanding;

•	our failure to pay when due at maturity, or a default that results in the acceleration of maturity of, any indebtedness for borrowed money of ours or any of our subsidiaries in an aggregate amount of $2 million or more, unless the default is cured or waived or the acceleration is rescinded, stayed or annulled within 15 days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 20% in aggregate principal amount at maturity of the notes then outstanding;

•	specific events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries;

•	unless all collateral has been released from the liens in accordance with the provisions of the security documents, (1) a default by us or our wholly-owned subsidiary, AII, in the performance of the security documents, (2) the occurrence of any event which adversely affects the enforceability, validity, perfection or priority of the lien granted for the benefit of the trustee and the holders of the notes, (3) the disaffirmation or repudiation of our obligations or the obligations of AII under the security documents or (4) the determination in a judicial proceeding that the security documents are unenforceable or invalid, in each case, if such default, repudiation or determination is not rescinded, stayed or waived or otherwise cured within 60 days after written notice is given to us by the trustee or to us and the trustee by holders of not less than 20% in aggregate principal amount of notes then outstanding; and

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture.

     The indenture provides that the trustee will, within 90 days after the trustee obtains knowledge of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of default in the payment of the principal of, or premium, if any, or interest on any of the notes.

     If an event of default occurs and is continuing, the trustee may in its discretion proceed to protect and enforce the rights vested in it by the indenture by such appropriate judicial proceedings as the trustee will deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in the indenture or in aid of the exercise of any power granted in the indenture, or to enforce any other legal or equitable right vested in the trustee by the indenture or by law.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount at maturity of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

     The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	extend the maturity of any note or the payment date of any installment of interest payable on any notes;

•	reduce the principal amount at maturity of, premium, if any, on, or interest rate of, any note;

•	reduce any amount payable on redemption or repurchase of any note;

•	impair or change in any manner adverse to the holders of notes, our obligation to repurchase the notes upon the occurrence of a repurchase event;

•	impair or adversely affect the conversion rights of any holder of notes;

•	impair or adversely affect the right of any holder to institute suit for repayment of any note; or

•	change the currency of payment of the notes.

     All of the holders of notes must consent to reduce the percentage of holders of notes which are required to consent to the above-described actions.

Changes Requiring Majority Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount at maturity of the notes then outstanding.

Changes Requiring No Approval

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	adding any additional assets as collateral securing the notes or conveying, transferring, mortgaging or pledging any property or assets as security for the notes;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

•	curing any ambiguity or correcting or supplementing any provision contained in the indenture; provided that modification or amendment does not adversely affect interests of the holders of notes.

Form, Denomination and Registration

     The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. Notes may be issued as definitive notes or global notes. Definitive notes are registered in the names of the registered holders. Global notes are registered in the name of a depositary or its nominee for the holders. As of the date of this prospectus, all of the notes have been issued as definitive notes.

Restrictions on Transfer; Legends

     The notes are subject to restrictions on transfer set forth on the notes and in the indenture, and certificates evidencing the notes bear a legend regarding such transfer restrictions.

Governing Law

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of California.

Information Concerning the Trustee

     BNY Western Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent and registrar with regard to the notes. Equiserve Trust Company, N.A. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

Calculations in Respect of Notes

     We or our agents are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of the notes and of our common stock and amounts of interest and contingent payments, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

DESCRIPTION OF THE WARRANTS

     We issued the warrants under a warrant agent agreement, dated as of June 10, 2004, between us and BNY Western Trust Company, a California banking corporation, as warrant agent.

     The following description is only a summary of the material provisions of the warrants and the warrant agent agreement. The form of warrant and of the warrant agent agreement are filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the warrants.

     When we refer to “Rockford Corporation,” “we,” “our” or “us” in this section, we refer only to Rockford Corporation, an Arizona corporation, and not its subsidiaries.

General

     Each warrant is exercisable for one share of our common stock, initially at an exercise price of $5.75 per share, subject to adjustment upon certain events. The warrants are exercisable at any time on or before June 10, 2009, unless earlier terminated by us under specific circumstances.

Warrant Agent

     BNY Western Trust Company serves as the warrant agent under a warrant agent agreement in order to facilitate the transfer, exchange and exercise of warrants.

     The warrant agent will register the transfer of any outstanding warrant certificates upon surrender of the warrant certificate duly endorsed for transfer or accompanied (if so required by us) by a duly executed written instrument of transfer in form satisfactory to us. Upon any such registration of transfer, a new warrant certificate will be issued to the transferee(s) and the surrendered warrant certificate will be cancelled by the warrant agent. Cancelled warrant certificates will thereafter be disposed of by the warrant agent in its customary manner.

     Warrant certificates may be exchanged at the option of the holders, when surrendered to the warrant agent at its principal corporate trust office, which is currently located at 700 South Flower Street, Suite 500, Los Angeles, California 90017, Attention: Corporate Trust Administration, for another warrant certificate or other warrant certificates of like tenor and representing in the aggregate a like number of warrants. Any holder desiring to exchange a warrant certificate must deliver a written request to the warrant agent, and must surrender, duly endorsed for transfer or accompanied (if so required by the warrant agent) by a duly executed written instrument or instruments of transfer in form satisfactory to the warrant agent, the warrant certificate or certificates to be so exchanged. Warrant certificates surrendered for exchange will be cancelled by the warrant agent. Such cancelled warrant certificates will then be disposed of by the warrant agent in its customary manner.

Exercise of the Warrants

     The warrants may be exercised in whole or in part. If a holder desires to exercise its warrants, it must deliver an exercise notice to us at the principal corporate trust office of the warrant agent and to our transfer agent which specifies the number of shares of common stock to be purchased upon exercise (“warrant shares”). Unless the holder has elected a “cashless exercise” of the warrant, the notice must also be accompanied by payment to the warrant agent of an amount equal to the exercise price multiplied by the number of warrant shares as to which the warrant is being exercised in cash or by delivery of a certified check or bank draft payable to the order of the warrant agent or wire transfer of immediately available funds. A holder may in its sole discretion elect, in lieu of making such cash payment, instead to receive upon such exercise the net number of shares of common stock (a “cashless exercise”) determined according to the following formula:

     Net Number = (A x B) - (A x C)
                                        B

For purposes of the foregoing formula:

     A = the total number of shares with respect to which the warrant is then being exercised;

     B = the closing price of the common stock on the trading day immediately preceding the date of the exercise notice; and

     C = the exercise price then in effect for the applicable warrant shares at the time of such exercise.

     We will not be required to issue fractions of shares of common stock upon exercise of the warrants or to distribute certificates which evidence such fractional shares. In lieu of any fractional shares, there will be paid to the holder an amount of cash equal to the same.

     We are generally obligated within five business days after exercise of a warrant to issue the holder a certificate for the number of shares of common stock to which the holder is entitled or to credit the holder’s or its designee’s balance account with DTC for such number of shares of common stock to which the holder is entitled upon the holder’s exercise of the warrant and, in the event that a warrant is exercised in part, to issue a new warrant identical in all respects to the warrant exercised except it will represent rights to purchase the number of warrant shares purchasable immediately prior to the exercise of the warrant, less the number of warrant shares with respect to which the warrant is exercised. If we fail to complete the required share issuance by such date (the “Warrant Share Delivery Date”) or fail to issue the warrant required by such date (the “Warrant Delivery Date”), we will pay as additional damages in cash to such holder on each day after we failed to take such action in an amount equal to 0.5% per month multiplied by the product of (1) the sum of the number of shares of common stock not issued to the holder on or prior to the Warrant Share Delivery Date and to which such holder is entitled and, in the event we have failed to deliver a warrant to the holder on or prior to the Warrant Delivery Date and to which such holder is entitled, the number of shares of common stock issuable upon exercise of the warrant as of the Warrant Delivery Date and (2) the closing price of the common stock on the Warrant Share Delivery Date, in the case of failure to deliver common stock, or on the Warrant Delivery Date, in the case of failure to deliver a warrant.

     One of the holders of warrants has agreed that its warrants contain an additional limitation on its right to exercise the warrants. This holder may not exercise its warrants in excess of the number of warrants upon the exercise of which the number of shares of common stock beneficially owned by this holder would be equal to or exceed 9.99% of the number of shares of common stock then issued and outstanding after giving effect to such exercise. You should examine the form of warrants being purchased to determine whether or not the limitation described in this paragraph has been selected by the original holder of such warrants.

     We will pay any and all documentary, stamp, transfer and other similar taxes which may be payable with respect to the issuance and delivery of shares of common stock issued upon exercise of the warrants.

Company Termination of the Warrants

     If at any time after December 15, 2007, the closing price per share of the common stock has exceeded 225% of the exercise price of the warrants then in effect for any 15 trading days within a period of 20 consecutive trading days, then we may at our option elect to terminate the warrants. We may not exercise this right unless:

•	a shelf registration statement covering resales of the common stock issuable upon exercise of the warrants is effective and available for use by the holders of warrants through the date of termination of the warrants; or

•	the warrant shares issuable upon a cashless exercise may be sold pursuant to Rule 144 under the Securities Act.

     We must mail a notice of termination of the warrants to holders of the warrants within 10 days after the 20 day trading period described above. We will contemporaneously issue a press release containing substantially the same information as the notice of termination. If we have followed all of the foregoing procedures and if no event of default will have occurred under the indenture, any warrant not exercised before the close of business on the 90th day after the mailing date of the notice of termination will automatically be deemed exercised in a cashless exercise.

Adjustment of Exercise Price

     We will adjust the exercise price, the number of warrant shares issuable upon the exercise of each warrant and the number of warrants outstanding if any of the following events occur:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we subdivide or combine our common stock;

(3)	we issue to all holders of our common stock specified rights or warrants to purchase our common stock;

(4)	we distribute to all holders of our common stock any class of our capital stock (other than those dividends or distributions listed in (1) above) or evidences of indebtedness or other assets, including securities but excluding:

(a)	rights or warrants listed in (3) above; and

(b)	dividends or distributions paid exclusively in cash (except as otherwise described below); or

(5)	we distribute to all holders of our common stock cash (excluding cash distributed upon merger or consolidation or as part of a distribution described in clauses (1) through (4) above).

     To the extent that we have a rights plan in effect at the time of exercise of the warrants into common stock, each holder will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of exercise, subject to limited exceptions.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon exercise of a holder’s warrants, the holder will be entitled to receive the same type of consideration which the holder would have been entitled to receive if the holder had exercised the warrants immediately prior to any of these events.

     We will not be required to make an adjustment to the exercise price unless the adjustment would require a change of at least one percent in the exercise price. However, we will carry forward any adjustments that are less than one percent of the exercise price. Except as described above in this section, we will not adjust the exercise price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

     We may also make such reductions in the exercise price as our board of directors considers to be advisable to avoid or diminish any income tax to holders of common stock or rights to purchase common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     To the extent permitted by applicable law, we may reduce the exercise price by any amount for any period of time of at least 20 days, if the reduction is irrevocable during such period and our board of directors has made a determination that such reduction would be in our best interests.

     Upon each adjustment of the exercise price, each warrant will evidence the right to purchase that number of shares of common stock (calculated to the nearest hundredth of a share) obtained by multiplying the number of shares of common stock purchasable immediately prior to such adjustment upon exercise of the warrant by the exercise price in effect immediately prior to such adjustment and dividing the product so obtained by the exercise price in effect immediately after such adjustment. The adjustment to the number of shares of common stock purchasable upon exercise of a warrant will be made each time an adjustment of the exercise price is made.

Amendments

     The warrants may be amended, changed, waived, discharged, or terminated only by an instrument in writing signed by us and holders of a majority of the shares issuable upon exercise of the warrants. However, we may not increase the exercise price, or decrease the number of shares or class of stock issuable upon exercise of any warrants, without the written consent of the holder of any such warrants.

DESCRIPTION OF CAPITAL STOCK

General

     The following description of our capital stock is subject to our articles of incorporation and bylaws, copies of which are incorporated by reference in this section, and the provisions of applicable Arizona law.

Authorized Capital

     We currently have authority to issue 40 million shares of common stock, par value $.01 per share. As of July 7, 2004, 9,025,563 shares of our common stock were issued and outstanding.

Common Stock

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except for the election of directors. The holders of common stock have cumulative voting rights with respect to the election of directors and, as a result, minority shareholders may be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of our common stock have no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon conversion of the notes and exercise of the warrants will be, validly issued, fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Articles of Incorporation and Bylaws

     Our board of directors may issue additional shares of common stock without shareholder approval, to the extent shares are authorized for issuance in our articles of incorporation. This may protect the continuity of management because it gives the board of directors power to discourage an acquisition. The board of directors may exercise this power, subject to compliance with fiduciary duties, even if our shareholders would receive a premium over the market price for their shares. For example, if the board of directors decides that a takeover proposal is not in our best interest, the board of directors could issue shares that make completion of a takeover more difficult and more costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

•	putting a substantial voting block in institutional or other hands that support the incumbent board of directors; or

•	effecting an acquisition that complicates or precludes the takeover.

     Our articles of incorporation require approval of any amendments by a two-thirds vote of the outstanding shares. This requirement limits the ability of shareholders to change the restrictions described above by voting to amend our articles of incorporation.

     Our bylaws provide for our board to have from two to eleven directors. Directors are elected at the annual shareholders meeting, with each director holding office until his or her successor is elected. Our directors are not classified and are elected annually. Our articles of incorporation require that:

•	two-thirds of our board of directors approve any increase in the size of our board of directors;

•	the shareholders may remove a director only for cause; and

•	only the board of directors may fill a vacancy on the board of directors.

     These requirements may restrict the ability of a hostile bidder to gain control of our board of directors by limiting the bidder’s right to add new directors or replace existing directors.

     Our bylaws provide that special meetings of shareholders may be called only by our President or a majority of the board of directors. Shareholders may not call shareholders meetings and, under Arizona law, may act by written consent in lieu of a meeting only if all shareholders sign the consent. Our bylaws require that shareholders who wish to place an item on the agenda for a shareholders meeting, or who wish to nominate a person for election as a director, must give at least 30 days notice of the proposed agenda item or name of the person nominated. Together, these restrictions may limit proxy contests seeking to control us by:

•	limiting shareholders’ ability to call a special shareholders meeting,

•	making shareholder action by written consent impossible as a practical matter, and

•	giving the board of directors advance notice of shareholders’ annual meeting proposals.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions may also have the effect of preventing changes in our management.

Arizona Control Share Acquisition and Business Combination Statute

     We have opted out of the Arizona statute regulating control share acquisitions and business combinations, A.R.S. Title 10, Chapter 23. As a result, potential bidders are not subject to the statute’s restrictions on control share acquisitions or business combinations with us.

Transfer Agent And Registrar

     The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A., 1 North State Street, 11th Floor, Chicago, Illinois 60602.

REGISTRATION RIGHTS

     We have filed a registration statement of which this prospectus is a part pursuant to a registration rights agreement with the selling holders. The registration rights agreement provides that we will, at our expense, use reasonable efforts to keep the registration statement effective until the later of:

•	two years after the filing of the registration statement;

•	the date when the selling holders are able to sell of the securities offered by this prospectus immediately without restriction pursuant to Rule 144(k) under the Securities Act; and

•	the date when the selling holders have sold all of the notes, warrants and the common stock issuable upon conversion of the notes and exercise of the warrants.

     The registration rights agreement provides that the selling holders will immediately discontinue disposition of the securities registered under this prospectus if we notify the holders that we have delayed the disclosure of material non-public information concerning us because the disclosure of such information at the time is not, in the good faith judgment of our board of directors relying upon the opinion of counsel, in our best interests (each such period when the registration statement is not available for resales of securities by the selling holders is referred to as a “Grace Period”). We will also notify the investors of the expected duration of such delay. If any one Grace Period exceeds 30 consecutive days or all Grace Periods in any 365 day period exceed 60 days, we must make “registration delay payments” to the selling holders. You should read the registration rights agreement for a description of when the registration delay payments are owed and how they are calculated. Each Grace Period will begin at least 10 trading days after the last day of any prior Grace Period.

     Each selling holder who sells securities pursuant to the registration statement generally will be:

•	required to be named as a selling holder in this prospectus or a prospectus supplement;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the selling holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the selling holder (including certain indemnification rights and obligations).

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     The following discussion is a summary of certain U.S. federal tax consequences relevant to the purchase, ownership, and disposition of the notes, warrants, and common stock acquired upon conversion of notes or exercise of warrants by persons who hold the notes, warrants, or common stock as capital assets (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code). This discussion is based upon the Internal Revenue Code, Treasury regulations, Internal Revenue Service (the “IRS”) rulings and pronouncements, and judicial decisions, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion does not discuss every aspect of U.S. federal taxation that may be relevant to a particular taxpayer in light of the taxpayer’s circumstances or to persons who are otherwise subject to special tax treatment (including, without limitation, banks, brokers, dealers in securities, traders in securities who use a mark to market method of accounting for securities holdings, insurance companies, pension and other employee benefit plans, tax exempt organizations and entities, persons subject to the alternative minimum tax, partnerships or other pass-through entities, investors who hold the notes, warrants, or common stock through partnerships or other pass-through entities, persons who acquire notes and warrants in connection with the performance of services, U.S. expatriates, persons that are not U.S. holders as described below, persons holding the notes, warrants, or common stock as a part of a hedging or conversion transaction or a straddle, certain hybrid entities and owners of interests therein, and holders whose functional currency is not the U.S. dollar). In addition, this discussion does not discuss the effect of any U.S. state and local or non-U.S. tax laws. We have not sought and will not seek any rulings from the IRS concerning the tax consequences of the purchase, ownership, or disposition of the notes, warrants, or common stock and, accordingly, we cannot assure you that the IRS will not successfully challenge the tax consequences described below. EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF NOTES, WARRANTS, AND COMMON STOCK, AS WELL AS THE TAX CONSEQUENCES APPLICABLE UNDER THE LAWS OF ANY U.S. STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION.

U.S. Holders

     This discussion summarizes certain U.S. federal income tax consequences of the ownership and disposition of the notes, warrants, and common stock by “U.S. holders.” The term “U.S. holder” in this discussion means a beneficial owner of notes, warrants, or common stock that is:

•	a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or of any State;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous day.

     If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, warrants, or common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of notes, warrants, or common stock that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of notes, warrants, and common stock.

     As noted above, this discussion does not describe the consequences of an investment by a person that is not a U.S. holder. Such persons should consult their tax advisors about the U.S. federal income tax consequences of acquiring, holding and disposing of notes, warrants, and common stock.

Issue Price of the Notes and Warrants

     For U.S. federal income tax purposes, the notes and the warrants sold by us will be treated as an investment unit. The “issue price” of the unit is the first price at which a substantial portion of the units was sold by us, disregarding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The issue price of a note is determined by allocating the issue price of the units between the note and the warrants based on their relative fair market values. We are treating 91.8% of the issue price of each unit as allocable to the note and 8.2% of the issue price as allocable to the warrants. Our allocation of the issue price is binding on you unless you explicitly disclose on a statement attached to your income tax return that you have made a different determination. Our allocation is not binding on the IRS, which may challenge such allocation. If the IRS successfully asserts that the issue price of a note is less than the amount allocated by us, a greater amount of original issue discount (as discussed below) will accrue on the notes.

Tax Treatment of the Notes

Stated Interest

     Stated interest paid or accrued on the notes will be taxable to a U.S. holder as ordinary income in accordance with the holder’s method of accounting for federal income tax purposes.

Original Issue Discount

     The notes were issued with “original issue discount” for U.S. federal income tax purposes. The amount of original issue discount on a note equals the excess of the “stated redemption price at maturity” of the note over its issue price. The stated redemption price at maturity of a note equals the sum of its principal amount plus all other payments scheduled to be made thereunder, other than payments of stated interest. The “issue price” of a note is that portion of the issue price of the unit that is allocated to the note under the rules described in “Issue Price of the Notes and Warrants,” above.

     Each U.S. holder of a note must include original issue discount in income as ordinary interest income for federal income tax purposes as it accrues using a constant yield method, in advance of the receipt of cash payments attributable to such income, regardless of such holder’s regular method of tax accounting. In general, the amount of original issue discount includible by a U.S. holder for a taxable year is the sum of the “daily portions” of original issue discount with respect to a note for each day during the taxable year (or portion of the taxable year) on which the holder held such note. The daily portion is determined by allocating to each day in an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the original issue discount allocable to such accrual period. The amount of original issue discount allocable to an accrual period is the product of the “adjusted issue price” of the note at the beginning of the accrual period multiplied by its yield to maturity, less the amount of any stated interest allocable to such accrual period. The adjusted issue price of a note at the beginning of an accrual period is equal to its issue price, increased by the aggregate amount of original issue discount that has accrued on the note in all prior accrual periods, and decreased by any payments other than payments of stated interest made during all prior accrual periods. Original issue discount allocable to the final accrual period is the difference between the amount payable at maturity of the note (other than stated interest) and the note’s adjusted issue price at the beginning of the final accrual period. Special rules apply for calculating original issue discount for an initial short accrual period.

Certain Matters Relating to Contingencies

     If a repurchase event occurs, the holders of the notes will have the right to require us to purchase their notes for an amount greater than the aggregate principal amount of the notes, plus accrued interest. In certain circumstances we have the right to cause the conversion of the notes into our common stock (an “automatic conversion”). If we exercise the right to cause an automatic conversion prior to June 10, 2007, we would be required to make a cash payment to the holders of the notes. We also may be required to make cash registration delay payments to holders of the notes if we do not meet certain deadlines set forth in the registration rights agreement. As a consequence of the possibility of a repurchase event, an automatic conversion or registration delay payments, the notes may be subject to Treasury regulations applicable to debt instruments providing for one or more contingent payments (the “contingent payment debt instrument regulations”). We believe that, separately and in the aggregate, the likelihood is remote of the occurrence of any of (1) a repurchase event, (2) an automatic conversion, and (3) a registration delay payment, and therefore we intend to take the position that, as of the issue date, the notes did not constitute contingent payment debt instruments. If the IRS were successfully to assert a contrary position, then the notes would be subject to the contingent payment debt instrument regulations, and U.S. holders would be required to include additional accruals of original issue discount in income. In addition, in such event, any gain on the sale, exchange, redemption, or retirement of a note may be characterized as ordinary income. U.S. holders should consult their tax advisors regarding the tax consequences of the notes being treated as contingent payment debt instruments and the tax consequences of our making any payment with respect to a repurchase event, an automatic conversion, or registration delay payments.

     If the notes are not subject to the contingent payment debt instrument regulations, but one of the events listed above occurs, the notes would be treated as retired and then reissued on the date the event occurs for an amount equal to the adjusted issue price of the notes on that date. The tax treatment of any such payment in these circumstances is unclear. Any such payment may be treated as a repayment of principal on the notes. If so treated, such a payment would reduce the holder’s basis in the notes but would not be includible in the holder’s gross income. Alternatively, such a payment may be treated as a payment of ordinary income, possibly interest, includible in a U.S. holder’s gross income at the time the payment accrues or is received in accordance with such holder’s method of tax accounting. Receipt of such a payment may require recalculation of the amount of original issue discount includible in such holder’s gross income for subsequent periods. U.S. holders should consult their tax advisors regarding the tax consequences of the notes not being treated as subject to the contingent payment debt instrument regulations and the tax consequences of our making any payment with respect to a repurchase event, an automatic conversion, or registration delay payments.

Market Discount

     If a U.S. holder purchases a note from someone other than us for an amount that is less than its stated redemption price at maturity, such U.S. holder will be treated as having purchased the note at a “market discount,” unless such amount is less than 1/4 of one percent (0.25%) of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of acquisition of the note by such U.S. holder. For this purpose, the stated redemption price at maturity of a note equals the note’s “revised issue price,” i.e., the note’s issue price plus, generally, accrued original issue discount.

     Under the market discount rules, a U.S. holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note having market discount as ordinary income to the extent of the lesser of:

•	the amount of such payment or realized gain; or

•	the market discount which has not previously been included in income and is treated as having accrued on the note at the time of such payment of disposition.

Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. holder elects to accrue market discount on the basis of a constant interest rate.

     A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. holder may elect to include market discount in income currently as it accrues (on either a ratable or a constant interest rate basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States federal income tax purposes. Such an election will apply to all market discount debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which such election applies and may be revoked only with the consent of the IRS. The tax basis of a note will be increased by the amount of any market discount included in gross income pursuant to such an election.

Premium

     If a U.S. holder purchases a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest, the U.S. holder will be considered to have purchased the note with an “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note and offset interest otherwise required to be included in respect of the note during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS. If a U.S. holder elects to amortize bond premium, the U.S. holder’s tax basis in the note will be reduced by the amount of allowable amortization. If the election is not made, a U.S. holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Conversion

     A U.S. holder of a note generally will not recognize gain or loss on the conversion of a note into common stock except with respect to any cash received in lieu of a fractional share. The U.S. holder’s holding period for the common stock received upon conversion will include the period during which the note was held by such holder, and the U.S. holder’s aggregate tax basis in the common stock received upon conversion will be equal to the holder’s adjusted tax basis in the note at the time of conversion, less any portion allocable to the fractional share. A U.S. holder of a note will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the portion of the holder’s tax basis in the note that is attributable to such fractional share. This gain or loss will be capital gain or loss and will be taxable in the same manner as described under “Sale, Retirement, Redemption, or Other Taxable Disposition of Notes,” below.

Changes in Conversion Price

     The terms of the notes provide for changes in their conversion price in certain circumstances. A change in the conversion price that allows U.S. holders of notes to receive more shares of common stock upon conversion and thus has the effect of increasing such holders’ proportionate interest in our earnings and profits could be treated as though such holders received a dividend in the form of our common stock. Such a constructive stock dividend could be taxable to such holders, although such holders would not actually receive any cash or other property with which to pay the related tax. However, a change in the conversion price to prevent the dilution of such holders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase the holders’ proportionate interests in our earnings and profits and should not be treated as a constructive stock dividend. Any taxable constructive stock dividend resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. See below under “Tax Treatment of Common Stock—Distributions.”

Sale, Retirement, Redemption, or Other Taxable Disposition of Notes

     Upon the sale, retirement, redemption, or other taxable disposition of a note, a U.S. holder will recognize gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in exchange therefor (except to the extent attributable to accrued interest, which generally will be taxed as ordinary income to the extent that the holder has not previously recognized this income) and (2) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the price paid for such note, increased by the amount of original issue discount and market discount previously included in such holder’s income, and decreased by the amount of any payments received on the note other than payments of stated interest and amortizable bond premium previously taken into account. Generally, any such gain or loss recognized by a U.S. holder upon the sale, retirement, redemption, or other taxable disposition of a note will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitation.

Tax Treatment of Warrants

Exercise

     A U.S. holder generally will not recognize gain or loss upon exercise of a warrant (except with respect to any cash received in lieu of a fractional share, which will be taxed in a manner similar to that described above under “Conversion”). The initial tax basis in a warrant of a U.S. holder that purchased warrants together with notes from us is equal to the portion of the issue price of the unit allocable to the warrant (as described above under “Issue Price of the Notes and Warrants”). The initial tax basis in warrants of a U.S. holder that purchases warrants together with notes from someone other than us will equal the portion of the purchase price of the warrants and notes allocable to the warrants based upon the relative fair market values of the warrants and the notes at the time of such purchase. The initial tax basis in warrants of a U.S. holder that purchases the warrants separately is the purchase price of the warrants. A U.S. holder will have a tax basis in the common stock received upon the exercise of a warrant equal to the sum of its tax basis in the warrant and the aggregate cash exercise price paid in respect of such exercise, less any amount attributable to any fractional share. The holding period of common stock received upon the exercise of a warrant will commence on the day after the warrant is exercised.

     The tax consequences of a cashless exercise are not clear. It is possible that a cashless exercise would result in a taxable exchange. In such event, a U.S. holder could be deemed to have surrendered warrants (the “Surrendered Warrants”) equal to the number of common shares having a value equal to the exercise price for the total number of warrants to be exercised (the “Exercised Warrants”). The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of common stock represented by the Surrendered Warrants and the tax basis of the Surrendered Warrants. In this case, the U.S. holder’s basis in the common stock received would equal the sum of the fair market value of the common stock represented by the Surrendered Warrants and the holder’s tax basis in the Exercised Warrants. The U.S. holder’s holding period in the common stock would commence on the day after the warrants were exercised. Alternatively, it is possible that a cashless exercise would be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the common stock received would equal the basis in the Surrendered Warrants and the Exercised Warrants. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the common stock would be treated as commencing on the day after the warrants were exercised. If the cashless exercise were treated as a recapitalization, the holding period of such common stock would include the holding period of the warrants. U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of a warrant.

Expiration and Disposition

     If a warrant expires without being exercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Upon the sale, exchange, or redemption of a warrant, a U.S. holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange, or redemption and the U.S. holder’s tax basis in such warrant. Such gain or loss will be long-term capital gain or loss if, at the time of such sale, exchange, or redemption, the warrant has been held for more than one year. The deductibility of capital losses is subject to limitation.

Adjustments to Exercise Ratio

     Adjustments made to the number of shares that may be acquired upon the exercise of a warrant or to the exercise price thereof, or the failure to make such adjustments, may result in a constructive distribution to holders of warrants, in a manner similar to that described above under “Tax Treatment of the Notes—Changes in Conversion Price.” As a result, U.S. holders of warrants may be required to include amounts in income even though such holders will not have received any cash or other property with which to pay the related tax.

Registration Delay Payments

     We may be required to pay additional amounts to holders of the warrants if we do not meet certain deadlines set forth in the registration rights agreement. The tax treatment of such registration delay payments is unclear. It is possible that the IRS would treat such payments, if made, as taxable to a U.S. holder as ordinary income at the time such payments accrue or are received in accordance with the holder’s method of tax accounting. Alternatively, although such treatment may be less likely with respect to a U.S. holder that is not an initial holder, such payments may be treated as a tax-free purchase price adjustment, reducing basis.

Tax Treatment of Common Stock

Distributions

     Any distribution we make in respect of our common stock will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the common stock, and thereafter as capital gain. Dividend income received by an individual U.S. holder in a tax year beginning on or before December 31, 2008 and that satisfies certain requirements generally will be subject to tax at a reduced rate. Unless the reduced rate provision is extended or made permanent by subsequent legislation, for tax years beginning after December 31, 2008, dividends will be taxed at regular ordinary income rates. Subject to certain restrictions, dividends received by a U.S. holder that is a corporation will be eligible for a dividends received deduction.

Registration Delay Payments

     We may be required to pay additional amounts to holders of common stock acquired pursuant to the conversion of a note or the exercise of a warrant if we do not meet certain deadlines set forth in the registration rights agreement. The tax treatment of such registration delay payments is unclear. It is possible that the IRS would treat such payments, if made, as taxable to a U.S. holder as ordinary income at the time such payments accrue or are received in accordance with the holder’s method of tax accounting. Alternatively, although such treatment may be less likely with respect to a U.S. holder that is not an initial holder, such payments may be treated as a tax-free purchase price adjustment, reducing basis.

Disposition of Common Stock

     A U.S. holder will recognize gain or loss upon the sale, exchange, or other taxable disposition of common stock in an amount equal to the difference between (1) the amount of cash and the fair market value of any other property received in exchange for such stock and (2) the U.S. holder’s tax basis in the common stock. Generally, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder has held the common stock for more than one year. Net long-term capital gain recognized by a non-corporate U.S. holder generally is subject to U.S. federal income tax at a reduced rate. The deductibility of capital losses is subject to limitation.

Information Reporting; Backup Withholding

     We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid or accrued and the amount of original issue discount accrued on the notes and dividends paid on the common stock.

     A U.S. holder may be subject to backup withholding with respect to interest and original issue discount paid on the notes, dividends paid on the common stock, and proceeds received from a disposition of the notes, warrants, or shares of common stock. The backup withholding rate currently in effect is 28%. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its U.S. taxpayer identification number, which for an individual is ordinarily his or her Social Security number;

•	furnishes an incorrect taxpayer identification number;

•	has been notified by the IRS that it has failed properly to report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

     A U.S. holder may claim exemption from backup withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent. Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder will be entitled to credit any amounts withheld under the backup withholding rules against its actual U.S. federal income tax liability provided that the required information is furnished to the IRS.

     The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending on a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the acquisition, beneficial ownership and disposition of the notes, the warrants, and the common stock received upon conversion of notes or exercise of warrants, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of changes in federal and other tax laws.

SELLING HOLDERS

     The notes and warrants were originally issued by us in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be “accredited investors” as defined in Regulation D under the Securities Act. These accredited investors, together with their transferees, pledgees or donees or their successors, comprise the persons who are “selling holders” under this prospectus and may from time to time offer and sell pursuant to this prospectus any or all of the notes and warrants and the common stock into which the notes are convertible or for which the warrants may be exercised.

     The following table sets forth information with respect to the selling holders, the principal amount of notes and the number of warrants beneficially owned by each selling holder, as well as the number of shares of our common stock that may be offered by each selling holder under this prospectus. As of June 30, 2004, $12,500,000 in aggregate principal amount of the notes was outstanding and warrants to purchase 649,810 shares of our common stock were outstanding. We agreed to register 105% of the common stock issuable upon conversion of the notes and cash exercise of the warrants for resale by the selling holders. The information in the table below is based on information provided by or on behalf of the selling holders to us in a selling holder questionnaire and is as of the date specified by the holders in those questionnaires. The selling holders may offer all, some or none of the notes, warrants or common stock into which the notes are convertible or for which the warrants may be exercised. The selling holders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their notes, warrants or the underlying common stock since the date on which they provided the information regarding their notes and warrants. We have assumed for purposes of the table below that the selling holders will sell all of the notes, warrants and common stock issuable upon conversion of the notes and exercise of the warrants pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling holders will continue to be beneficially owned by them. However, we do not know whether the selling holders will sell all, some or none of the notes, warrants or common stock issuable upon conversion of the notes or exercise of the warrants.

     Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the notes, warrants and common stock. Unless otherwise indicated below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in this table does not constitute an admission of beneficial ownership by the persons named below. To prevent dilution to the selling holders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock, or as a result of anti-dilution provisions contained in the notes and warrants held by the selling holders. Assuming the selling holders sell all of the securities offered by this prospectus, upon completion of the offering, none of the selling holders will beneficially own any notes or warrants or more than 1% of the total number of shares of our common stock outstanding.

	Principal Amount of	Number of	Shares of Common
	Notes Beneficially	Warrants	Stock Beneficially	Shares of Common
	Owned and Offered	Beneficially Owned	Owned Prior to the	Stock that May be
Name of Beneficial Owner	(1)	and Offered (1)	Offering (2)(3)	Offered (1)(2)(3)
Hamilton Multi-strategy Master Fund, L.P.	$2,595,000	122,637	627,153	643,844	(4)
Man Mac 2 Limited	$2,384,000	112,665	576,160	591,493	(5)
Hamilton Convertible Opportunities Master Fund, L.P.	$21,000	992	5,076	5,210	(6)
JP Morgan Securities Inc (12)	$5,000,000	236,295	1,181,474	1,240,549	(7)
Special Situations Fund III, L.P.	$1,500,000	70,889	446,043	372,165	(8)
Special Situations Cayman Fund, L.P.	$450,000	21,267	137,133	111,650	(9)
Special Situations Private Equity Fund, L.P.	$550,000	25,992	129,962	136,460	(10)
Piper Jaffray & Co. (12)	—	59,073	59,073	62,027	(11)

(1) The selling holders may offer less than the amount of notes, warrants or shares indicated. No representation is made that any notes, warrants or shares will be offered for sale.

(2) Includes shares of common stock into which the notes are convertible and for which the warrants may be exercised.

(3) Assumes a conversion price of $5.29 per share with respect to shares acquired upon conversion of the notes.

(4) Represents 105% of (a) 490,548 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 122,637 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(5) Represents 105% of (a) 450,662 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 112,665 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(6) Represents 105% of (a) 3,970 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 922 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(7) Represents 105% of (a) 945,179 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 236,295 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(8) Represents 105% of (a) 274,554 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 70,889 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(9) Represents 105% of (a) 85,066 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 21,267 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(10) Represents 105% of (a) 103,970 shares of common stock issuable upon conversion of the notes at a conversion price of $5.29 per share and (b) 25,992 shares of common stock issuable upon exercise of the warrants at an exercise price of $5.75 per share.

(11) Represents 105% of warrants issued to Piper Jaffray & Co. as partial compensation for placement agent activities, which are exercisable for 59,073 shares at an exercise price of $5.75 per share.

(12) This selling holder has identified itself as a registered broker-dealer. Please see “Plan of Distribution” and “Underwriters” for disclosure regarding selling holders that are registered broker-dealers.

     Other than Piper Jaffray & Co., who acted as our exclusive placement agent for the initial private placement of the notes and warrants, none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. In the ordinary course of business, Piper Jaffray & Co. may actively trade our securities for their own account and for the accounts of their customers. Accordingly, Piper Jaffray & Co. may at any time hold long or short positions in such accounts.

     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price of the notes and exercise price of the warrants are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes may be converted or for which the warrants may be exercised may increase or decrease. See “Description of the Notes—Conversion Rights” and “Description of the Warrants—Exercise of the Warrants”.

PLAN OF DISTRIBUTION

     The selling holders, which as used in this prospecuts includes donees, pledgees, transferees or other successors-in-interest selling notes, warrants and shares of common stock (together, the “securities”) or interests in the securities received after the date of this prospectus from a selling holder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their securities or interests in securities on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling holders may use any one or more of the following methods when disposing of securities or interests in securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling holders to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     These sales may include crosses. Crosses are transactions in which the same broker acts as agent on both sides of the transaction.

     The selling holders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities, from time to time, under this prospectus, or under a supplement or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling holders to include the pledgee, transferee or other successors-in-interest as selling holders under this prospectus. The selling holders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our securities or interests in our securities, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling holders may also sell our securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling holders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling holders from the sale of the securities offered by them will be the purchase price of the securities less discounts or commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from the sales of the securities from time to time under this prospectus by the selling holders. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling holders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria, and conform to the requirements, of that rule.

     The selling holders, including any selling holders who are registered broker-dealers or affiliates of registered broker-dealers, and any underwriters, broker-dealers or agents that participate in the sale of the securities or interests in the securities may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. We cannot presently estimate the amount of such compensation. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus. Based on the information provided to us by the selling holders, we know of no existing arrangements between any selling holder, any other selling holder, broker, dealer, underwriter or agent relating to the sale or distribution of the securities.

     To the extent required, the securities to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes, warrants or shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and the conditions of which are satisfied.

     We have advised the selling holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling holders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the securities offered by this prospectus.

UNDERWRITERS

     The SEC staff is of the view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. Piper Jaffray & Co. and JP Morgan Securities Inc are registered broker-dealers. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus.

LEGAL MATTERS

     The validity of the notes, warrants and shares of common stock offered by this prospectus is being passed upon by Steptoe & Johnson LLP, Phoenix, Arizona.

EXPERTS

     The consolidated financial statements of Rockford Corporation included in Rockford Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ROCKFORD CORPORATION

$12,500,000 of 4.5% Convertible Senior Subordinated Secured Notes Due 2009
Warrants to Purchase 649,810 Shares of Common Stock
3,163,397 Shares of Common Stock Issuable upon Conversion of the Notes and Cash Exercise of the
Warrants

PROSPECTUS